[ING Funds Logo]

October 29, 2008

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Series Fund, Inc.
(File Nos. 33-41694; 811-6352)

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on October 27, 2008, for Post-Effective Amendment No. 121 to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Class A, Class B, and Class C Prospectus of ING U.S. Government Money Market Fund. Where applicable, conforming changes were made to the Class I and Class O Prospectuses. The Staff had no comments regarding the Statements of Additional Information. In addition, attached is the requested Tandy Letter (Attachment A).

Cover Letter

1.	Comment: The Staff stated that the transmittal letter serving as the request for acceleration should contain the signature of the principal underwriter and requested that the letter be re-filed.

Response: The Registrant will file a new transmittal letter signed by the principal underwriter and the Fund.

Introduction to the Fund (pg. 1)

1.	Comment: The Staff requested that the section entitled “Introduction to the Fund” either be deleted or moved to a different part of the Prospectus as this section should not precede the risk/return summaries.

Response: The Registrant has deleted the section and moved the disclosure contained in the section to other parts of the Prospectus.

What You Pay to Invest (pg. 4)

8.	Comment: The Staff requested that the footnotes for the section entitled “Fees You Pay Directly” be moved to follow the table entitled “Operating Expenses Paid Each Year by the Fund.”

Response: The Registrant has revised the disclosure by moving the footnotes as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

[ING Funds Logo]

October 29, 2008

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	ING Series Fund, Inc.
(File Nos. 33-41694; 811-6352)

Dear Mr. Thompson:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP